

October 9, 2012

Via Facsimile
Mr. Shigeru Kimura, Director and Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

> **Re:** **Kubota Corporation**
> **Form 20-F for the fiscal year ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 1-07294**

Dear Mr. Kimura,

We have reviewed your response to our comment letter dated September 19, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Matters Related to the Health Hazard of Asbestos, page 28
Contingencies Regarding Asbestos-Related Matters, page 29

We have read your response to comment two from our comment letter dated September 19, 2012. Please confirm that in future filings you will disclose the factors you considered as of March 31, 2012 in determining that payment to those 13 claimants was remote and that you will provide similar disclosures for all future claimants for which you deem payment to be remote.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief